metabolic

8 February, 2007

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



EXPRESS POST

07021182

Dear Sir/Madam,

Re: **Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)**
     submission of information filed with Australian Stock Exchange (ASX)
     and Australian Securities and Investment Commission (ASIC)
     pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
8 February 2007	ASX	Appendix 3B	8
8 February 2007	ASIC	Change to Company Details – Form 484	2

Yours faithfully,
Metabolic Pharmaceuticals Limited

Belinda Shave
Financial Controller & Company Secretary

PROCESSED

FEB 2 3 2007

THOMSON
FINANCIAL

(MPSEC8-2-07 doc)

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862

Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au



ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/02/2007

TIME: 16:20:22

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open"
status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to
allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most
announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using
ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use
is **1900 999 279**.

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN 96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares (ASX Code MBP)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,918 Ordinary Shares (ASX Code MBP)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	3,918 Ordinary Shares (ASX Code: MBP) issued on exercise of 3,918 Unquoted Employee Performance Rights (ASX Code: MBPAA)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – Fully Paid Ordinary Shares
5	Issue price or consideration	Exercise of 3,918 Unquoted Employee Performance Rights (ASX Code: MBPAA) with nil exercise price.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of Unquoted Employee Performance Rights (ASX Code: MBPAA)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 January 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	300,483,044	MBP

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	733,252	MBPAA
		1,527,096	MBPAB
		2,279,900	MBPAQ
		183,333	MBPAU
		5,129,395	MBPAW
		1,578,750	MBPAY

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

N/A

12   Is the issue renounceable or non-renounceable?

N/A

13   Ratio in which the +securities will be offered

N/A

14   +Class of +securities to which the offer relates

N/A

15   +Record date to determine entitlements

N/A

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

N/A

17   Policy for deciding entitlements in relation to fractions

N/A

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19   Closing date for receipt of acceptances or renunciations

N/A

20   Names of any underwriters

N/A

21   Amount of any underwriting fee or commission

N/A

22   Names of any brokers to the issue

N/A

23   Fee or commission payable to the broker to the issue

N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (tick one)

(a)   ☑ The Ordinary Shares described in Part 1

(b)   ☐ All other securities

      Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
         1 - 1,000
         1,001 - 5,000
         5,001 - 10,000
         10,001 - 100,000
         100,001 and over

37   ☐ A copy of any trust deed for the additional ⁺securities

---

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 8 February, 2007

          (Company secretary)

Print name: BELINDA SHAVE

== == == == ==

RECEIVED

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name

Metabolic Pharmaceuticals Limited

ACN/ABN

96 083 866 862

Corporate key

55016175

Lodgement details

Who should ASIC contact if there is a query about this form?

Name

Metabolic Pharmaceuticals Limited

ASIC registered agent number (if applicable)

Telephone number

(03) 9860 5700

Postal address

Level 3

509 St Kilda Road, Melbourne VIC 3004

Total number of pages including this cover sheet

2

Please provide an estimate of the time taken to complete this form.

☐ hrs ☐ mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name

Belinda Shave

Capacity

☐ Director

☒ Company secretary

Signature

Date signed

0 8 / 0 2 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone   03 5177 3988
Email   info.enquiries@asic.gov.au
Web   www.asic.gov.au

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
Ordinary	3918	Nil	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 5 / 0 1 / 0 7

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 **Change to share structure**

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

END